SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Cypress Creek Private Strategies TEI Fund, L.P.

(Name of Issuer)

Cypress Creek Private Strategies TEI Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

William P. Prather III c/o Endowment Advisers, L.P. 712 W. 34th Street, Suite 201 Austin, TX 78705 (512) 660-5146	With a copy to: George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

(June 4, 2021)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Cypress Creek Private Strategies TEI Fund, L.P. (the "Fund") relating to an offer to purchase (the "Offer") limited partner interests ("Interests") in the Fund or portions thereof pursuant to tenders by partners of the Fund at their estimated net asset value as of March 31, 2021 and originally filed with the Securities and Exchange Commission on February 2, 2021, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on March 3, 2021 (the "Expiration Date"). Pursuant to the Offer, $2,035,600 of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2021

Cypress Creek Private Strategies TEI Fund, L.P.

By:	/s/ William P. Prather III
Name:	William P. Prather III
Title:	Principal Executive Officer